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EXHIBIT 99.6

INTEGRA BIOSCIENCE CONSULTING, INC.—AS ADVISORS TO
KAIZEN FOOD CORPORATION

INTEGRA BioScience Consulting, Inc. 4573 West 13th Avenue Vancouver, BC V6R 2V5	Advancing Ideas
June 25, 2001
Mr. Fred Tham, President Kaizen Food Corporation #200, 841 Broadway Street Vancouver, BC, V5Z 1J9

Dear Fred,

The management of Kaizen Food Corporation ("Kaizen" or the "Company") has approached Integra BioScience Consulting, Inc. ("Integra") to act in an advisory capacity for the Company. Further to our recent conversations, Integra proposes to act in the following capacities and to provide advice and guidance in the following specific areas:

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  To continue to assess the scientific progress of the Company;

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  To provide insight regarding scientific methodologies;

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  To assist in developing strategies for commercialization;

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  To provide information relating to companies or laboratories that could provide various services to Kaizen, including screening, scale-up, co-development or licensing agreements;

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  Assistance in presenting the Company and its technology at Conferences, forums or other venues;

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  Presentation of the company to Investors or regulatory officials;

We feel that at this point in time, it would be most appropriate for Integra to provide the above services on an ongoing fee-for-service basis. In consideration of the early developmental stage of the Company, we will provide these services for a reduced consulting fee of $100.00 per hour.

We would also be pleased to be listed in the corporate literature as members of your Advisory Team and would seek as compensation, an equity position in Kaizen, the terms of which can be negotiated. We look forward to an ongoing relationship with you and Kaizen.

Yours very truly,

/s/ Lorin Charlton
Lorin Charlton, PhD, President
Integra BioScience Consulting Inc.

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EXHIBIT 99.6 INTEGRA BIOSCIENCE CONSULTING, INC.—AS ADVISORS TO KAIZEN FOOD CORPORATION